Exhibit (a)(10)



                                                CONTACT: Scarlett Lee Foster
                                                314-694-2883
                                                slfost@monsanto.com

                                       MONSANTO COMPLETES TENDER OFFER
                                       FOR SHARES OF CALGENE

         ST. LOUIS, May 5, 1997 - Monsanto Company has successfully completed its $8 per share cash tender offer to acquire shares of Calgene Inc., an agricultural biotechnology firm, that Monsanto didn't already own.

         At the expiration of the tender offer at midnight (Eastern Time) on May

    2, 1997, approximately 26.8 million shares were tendered, or approximately

    88 percent of Calgene's outstanding shares, other than those owned by

    Monsanto. As a result of the tender offer, Monsanto and its affiliates now own approximately 94 percent of the outstanding Calgene shares.

         Monsanto expects to complete the merger of Calgene shortly and to acquire the remaining shares at the same $8 per share in cash.

         Monsanto is a global leader in agricultural biotechnology and in the development and marketing of improved food and fiber crops.  Monsanto is in the process of creating a new life sciences company that will combine its existing agricultural, food and pharmaceutical businesses and seek to develop new businesses that capture synergies among these fields.

                                        -o0o-

    St. Louis
    050597